CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
MAY 1, 2024

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2024	Dec 31 2023
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$767	$877
Accounts receivable		3,408	3,189
Inventory		2,303	2,034
Prepaids and other		303	471
Investments	6	600	525
Current portion of other long-term assets	7	69	71
		7,450	7,167
Exploration and evaluation assets	3	2,255	2,208
Property, plant and equipment	4	64,205	64,581
Lease assets	5	1,443	1,458
Other long-term assets	7	627	541
		$75,980	$75,955
LIABILITIES
Current liabilities
Accounts payable		$1,138	$1,418
Accrued liabilities		3,897	3,534
Current portion of long-term debt	8	1,809	980
Current portion of other long-term liabilities	9	1,641	1,503
		8,485	7,435
Long-term debt	8	9,231	9,819
Other long-term liabilities	9	8,571	8,686
Deferred income taxes		10,185	10,183
		36,472	36,123
SHAREHOLDERS' EQUITY
Share capital	11	11,030	10,712
Retained earnings		28,273	28,948
Accumulated other comprehensive income	12	205	172
		39,508	39,832
		$75,980	$75,955
Commitments and contingencies (note 16)

Approved by the Board of Directors on May 1, 2024.

Canadian Natural Resources Limited	1	Three months ended March 31, 2024

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended
	Note	Mar 31 2024	Mar 31 2023
Product sales	17	$9,422	$9,548
Less: royalties		(1,178)	(918)
Revenue		8,244	8,630
Expenses
Production		2,157	2,164
Transportation, blending and feedstock		2,284	2,334
Depletion, depreciation and amortization	4,5	1,533	1,418
Administration		126	106
Share-based compensation	9	294	66
Asset retirement obligation accretion	9	97	92
Interest and other financing expense		138	154
Risk management loss	15	38	21
Foreign exchange loss (gain)		250	(14)
(Gain) loss from investments	6	(81)	1
		6,836	6,342
Earnings before taxes		1,408	2,288
Current income tax expense	10	401	459
Deferred income tax expense	10	20	30
Net earnings		$987	$1,799
Net earnings per common share
Basic	14	$0.92	$1.63
Diluted	14	$0.91	$1.62
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2024	Mar 31 2023
Net earnings	$987	$1,799
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2023 – $nil)	—	—
Reclassification to net earnings, net of taxes of $nil (2023 – $nil)	(1)	(1)
	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	34	(1)
Other comprehensive income (loss), net of taxes	33	(2)
Comprehensive income	$1,020	$1,797

Canadian Natural Resources Limited	2	Three months ended March 31, 2024

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2024	Mar 31 2023
Share capital	11
Balance – beginning of period		$10,712	$10,294
Issued upon exercise of stock options		175	143
Previously recognized liability on stock options exercised for common shares		211	143
Purchase of common shares under Normal Course Issuer Bid		(68)	(84)
Balance – end of period		11,030	10,496
Retained earnings
Balance – beginning of period		28,948	27,672
Net earnings		987	1,799
Dividends on common shares	11	(1,124)	(988)
Purchase of common shares under Normal Course Issuer Bid	11	(538)	(601)
Balance – end of period		28,273	27,882
Accumulated other comprehensive income	12
Balance – beginning of period		172	209
Other comprehensive income (loss), net of taxes		33	(2)
Balance – end of period		205	207
Shareholders' equity		$39,508	$38,585

Canadian Natural Resources Limited	3	Three months ended March 31, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2024	Mar 31 2023
Operating activities
Net earnings		$987	$1,799
Non-cash items
Depletion, depreciation and amortization	4,5	1,533	1,418
Share-based compensation		294	66
Asset retirement obligation accretion		97	92
Unrealized risk management loss		13	20
Unrealized foreign exchange loss (gain)		269	(3)
(Gain) loss from investments	6	(75)	7
Deferred income tax expense		20	30
Abandonment expenditures	9	(162)	(137)
Other		(93)	(89)
Net change in non-cash working capital		(15)	(1,908)
Cash flows from operating activities		2,868	1,295
Financing activities
Issue of bank credit facilities and commercial paper, net		—	588
Repayment of medium-term notes		—	(11)
Payment of lease liabilities	5	(79)	(67)
Issue of common shares on exercise of stock options	11	175	143
Dividends on common shares		(1,076)	(938)
Purchase of common shares under Normal Course Issuer Bid	11	(606)	(685)
Cash flows used in financing activities		(1,586)	(970)
Investing activities
Net expenditures on exploration and evaluation assets	3,17	(69)	(28)
Net expenditures on property, plant and equipment	4,17	(1,044)	(1,229)
Net change in non-cash working capital		(279)	104
Cash flows used in investing activities		(1,392)	(1,153)
Decrease in cash and cash equivalents		(110)	(828)
Cash and cash equivalents – beginning of period		877	920
Cash and cash equivalents – end of period		$767	$92
Interest paid on long-term debt, net		$181	$168
Income taxes paid, net		$198	$1,556

Canadian Natural Resources Limited	4	Three months ended March 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire and South Africa in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2023, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2023.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date. The amendments were adopted on January 1, 2024 and had no impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	5	Three months ended March 31, 2024

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$2,031	$—	$100	$77	$2,208
Additions	69	—	—	—	69
Transfers to property, plant and equipment	(23)	—	—	—	(23)
Foreign exchange adjustments	—	—	1	—	1
At March 31, 2024	$2,077	$—	$101	$77	$2,255
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$83,483	$8,606	$4,409	$49,375	$484	$566	$146,923
Additions / Acquisitions	634	4	41	353	4	10	1,046
Transfers from exploration & evaluation assets	23	—	—	—	—	—	23
Derecognitions (1)	(171)	—	—	(68)	—	—	(239)
Foreign exchange adjustments and other	—	215	109	—	—	—	324
At March 31, 2024	$83,969	$8,825	$4,559	$49,660	$488	$576	$148,077
Accumulated depletion and depreciation
At December 31, 2023	$58,840	$8,382	$3,358	$11,105	$213	$444	$82,342
Expense	919	11	36	478	4	6	1,454
Derecognitions (1)	(171)	—	—	(68)	—	—	(239)
Foreign exchange adjustments and other	11	212	100	(8)	—	—	315
At March 31, 2024	$59,599	$8,605	$3,494	$11,507	$217	$450	$83,872
Net book value
At March 31, 2024	$24,370	$220	$1,065	$38,153	$271	$126	$64,205
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three months ended March 31, 2024

5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2023	$840	$482	$71	$65	$1,458
Additions	5	17	31	9	62
Depreciation	(24)	(37)	(13)	(5)	(79)
Foreign exchange adjustments and other	—	—	3	(1)	2
At March 31, 2024	$821	$462	$92	$68	$1,443
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at March 31, 2024 were as follows:

	Mar 31 2024	Dec 31 2023
Lease liabilities	$1,535	$1,555
Less: current portion	285	298
	$1,250	$1,257
Total cash outflows for leases for the three months ended March 31, 2024, including payments related to short-term leases not reported as lease assets, were $336 million (three months ended March 31, 2023 – $337 million). Interest expense on leases for the three months ended March 31, 2024 was $17 million (three months ended March 31, 2023 – $16 million).
6. INVESTMENTS
As at March 31, 2024, the Company had the following investment:

	Mar 31 2024	Dec 31 2023
Investment in PrairieSky Royalty Ltd.	$600	$525
The (gain) loss from investment was comprised as follows:

	Three Months Ended
	Mar 31 2024	Mar 31 2023
(Gain) loss from investment	$(75)	$7
Dividend income	(6)	(6)
	$(81)	$1
The Company's 22.6 million common share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2024, the market price per common share was $26.53 (December 31, 2023 – $23.20; March 31, 2023 – $21.40).

Canadian Natural Resources Limited	7	Three months ended March 31, 2024

7. OTHER LONG-TERM ASSETS

	Mar 31 2024	Dec 31 2023
Long-term prepayments, contracts and other (1)	$377	$279
Prepaid cost of service tolls	172	179
Long-term inventory	144	141
Risk management (note 15)	3	13
	696	612
Less: current portion	69	71
	$627	$541
(1)Includes physical product sales contracts, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 16). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 17).
The carrying value of the Company's interest in NWRP is $nil, and as at March 31, 2024, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $551 million (December 31, 2023 – $555 million). For the three months ended March 31, 2024, the Company's recovery of its share of unrecognized equity losses was $4 million (three months ended March 31, 2023 – unrecognized equity loss of $16 million).
8. LONG-TERM DEBT

	Mar 31 2024	Dec 31 2023
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,286	$1,286

US dollar denominated debt, unsecured
US dollar debt securities (March 31, 2024 – US$7,250 million; December 31, 2023 – US$7,250 million)	9,811	9,573
Long-term debt before transaction costs and original issue discounts, net	11,097	10,859
Less: original issue discounts, net (1)	10	11
transaction costs (1) (2)	47	49
	11,040	10,799
Less: current portion of long-term debt (1) (2)	1,809	980
	$9,231	$9,819
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	8	Three months ended March 31, 2024

Bank Credit Facilities and Commercial Paper
As at March 31, 2024, the Company had undrawn revolving bank credit facilities of $5,450 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2025;
▪a $2,425 million revolving syndicated credit facility, maturing June 2025; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2027.
Borrowings under the Company's revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on total long-term debt outstanding for the three months ended March 31, 2024 was 4.8% (March 31, 2023 – 4.7%).
As at March 31, 2024, letters of credit and guarantees aggregating to $734 million were outstanding (December 31, 2023 – $446 million).
Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
Subsequent to March 31, 2024, the Company repaid US$500 million of 3.80% US dollar debt securities due April 15, 2024.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
9. OTHER LONG-TERM LIABILITIES

	Mar 31 2024	Dec 31 2023
Asset retirement obligations	$7,667	$7,690
Lease liabilities (note 5)	1,535	1,555
Share-based compensation	859	780
Transportation and processing contracts	77	87
Risk management (note 15)	6	4
Other	68	73
	10,212	10,189
Less: current portion	1,641	1,503
	$8,571	$8,686

Canadian Natural Resources Limited	9	Three months ended March 31, 2024

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.2% (December 31, 2023 – 5.2%) and inflation rates of up to 2% (December 31, 2023 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2024	Dec 31 2023
Balance – beginning of period	$7,690	$6,908
Liabilities incurred	6	25
Liabilities disposed, net	(4)	—
Liabilities settled	(162)	(509)
Asset retirement obligation accretion	97	366
Revision of cost, inflation and timing estimates (1)	—	621
Change in discount rates	—	314
Foreign exchange adjustments	40	(35)
Balance – end of period	7,667	7,690
Less: current portion	659	634
	$7,008	$7,056
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to cost estimate increases in 2023 on future abandonment of the Ninian field assets in the North Sea.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2024	Dec 31 2023
Balance – beginning of period	$780	$832
Share-based compensation expense	294	491
Cash payment for stock options surrendered and PSUs vested	(6)	(110)
Transferred to common shares	(211)	(435)
Other	2	2
Balance – end of period	859	780
Less: current portion	667	538
	$192	$242

Canadian Natural Resources Limited	10	Three months ended March 31, 2024

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2024	Mar 31 2023
Current corporate income tax – North America (1)	$412	$480
Current corporate income tax – North Sea	(5)	6
Current corporate income tax – Offshore Africa	5	10
Current PRT (2) – North Sea	(14)	(40)
Other taxes	3	3
Current income tax	401	459
Deferred corporate income tax	14	23
Deferred PRT (2) – North Sea	6	7
Deferred income tax	20	30
Income tax	$421	$489
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2024
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,072,408	$10,712
Issued upon exercise of stock options	4,255	175
Previously recognized liability on stock options exercised for common shares	—	211
Purchase of common shares under Normal Course Issuer Bid	(6,675)	(68)
Balance – end of period	1,069,988	$11,030
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $1.05 per common share, beginning with the dividend paid on April 5, 2024.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $1.00 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share.

Canadian Natural Resources Limited	11	Three months ended March 31, 2024

Normal Course Issuer Bid
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange, up to 90,231,429 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
For the three months ended March 31, 2024, the Company purchased 6,675,000 common shares at a weighted average price of $90.78 per common share for a total cost of $606 million. Retained earnings were reduced by $538 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2024, up to and including April 30, 2024, the Company purchased 2,750,000 common shares at a weighted average price of $107.16 per common share for a total cost of $295 million.
Share Split
On February 28, 2024, the Company's Board of Directors approved a resolution to subdivide the Company's common shares on a two for one basis, subject to shareholder approval and the Company having obtained all regulatory approvals, including TSX approval. The proposal will be voted on at the Company's Annual and Special Meeting of Shareholders to be held on May 2, 2024.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at March 31, 2024:

	Three Months Ended Mar 31, 2024
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	26,205	$53.60
Granted	6,956	$88.79
Exercised for common shares	(4,255)	$41.22
Surrendered for cash settlement	(128)	$44.06
Forfeited	(492)	$57.91
Outstanding – end of period	28,286	$64.08
Exercisable – end of period	4,104	$47.99
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Mar 31 2024	Mar 31 2023
Derivative financial instruments designated as cash flow hedges	$71	$74
Foreign currency translation adjustment	134	133
	$205	$207

Canadian Natural Resources Limited	12	Three months ended March 31, 2024

13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at March 31, 2024, the ratio was below the target range at 20.6%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2024	Dec 31 2023
Long-term debt	$11,040	$10,799
Less: cash and cash equivalents	767	877
Long-term debt, net	$10,273	$9,922
Total shareholders' equity	$39,508	$39,832
Debt to book capitalization	20.6%	19.9%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at March 31, 2024, the Company was in compliance with this covenant.
14. NET EARNINGS PER COMMON SHARE

		Three Months Ended
		Mar 31 2024	Mar 31 2023
Weighted average common shares outstanding – basic (thousands of shares)		1,071,043	1,100,463
Effect of dilutive stock options (thousands of shares)		8,599	11,579
Weighted average common shares outstanding – diluted (thousands of shares)		1,079,642	1,112,042
Net earnings		$987	$1,799
Net earnings per common share	– basic	$0.92	$1.63
	– diluted	$0.91	$1.62

Canadian Natural Resources Limited	13	Three months ended March 31, 2024

15. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2024	Dec 31 2023
Balance – beginning of period	$9	$6
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2)	(12)	3
Balance – end of period	(3)	9
Less: current portion	(3)	8
	$—	$1
(1)Risk management assets and liabilities are disclosed in note 7 and note 9, respectively.
(2)In the fourth quarter of 2023, the Company entered into 50,000 MMBtu/d of US$1.82 AECO fixed price financial hedge contracts for the period of January to December 2024.
Net loss from risk management activities was as follows:

	Three Months Ended
	Mar 31 2024	Mar 31 2023
Net realized risk management loss	$25	$1
Net unrealized risk management loss	13	20
	$38	$21
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Mar 31, 2024
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$11,040	$10,968
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	14	Three months ended March 31, 2024

Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2023.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. At March 31, 2024, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries.
As at March 31, 2024, the Company had US$1,007 million of foreign currency forward contracts outstanding (December 31, 2023 – US$1,003 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at March 31, 2024, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	15	Three months ended March 31, 2024

As at March 31, 2024, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,138	$—	$—	$—
Accrued liabilities	$3,897	$—	$—	$—
Long-term debt (1)	$1,809	$812	$2,357	$6,119
Other long-term liabilities (2)	$291	$198	$425	$627
Interest and other financing expense (3)	$579	$504	$1,294	$3,312
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $285 million; one to less than two years, $198 million; two to less than five years, $425 million; and thereafter, $627 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at March 31, 2024.
16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at March 31, 2024:

	Remaining 2024	2025	2026	2027	2028	Thereafter
Product transportation and processing (1)	$1,244	$1,675	$1,530	$1,462	$1,347	$13,621
North West Redwater Partnership service toll (2)	$117	$156	$138	$124	$128	$4,933
Offshore vessels and equipment	$28	$35	$—	$—	$—	$—
Field equipment and power	$38	$25	$23	$22	$22	$193
Other	$123	$111	$111	$25	$26	$355
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Expansion pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,922 million of interest payable over the 40-year tolling period, ending in 2058 (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three months ended March 31, 2024

17. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs	4,284	3,749	139	—	82	92	4,505	3,841
Natural gas	485	807	1	3	13	12	499	822
Other income and revenue (1)	(2)	11	4	—	—	2	2	13
Total segmented product sales	4,767	4,567	144	3	95	106	5,006	4,676
Less: royalties	(583)	(491)	—	—	(5)	(10)	(588)	(501)
Segmented revenue	4,184	4,076	144	3	90	96	4,418	4,175
Segmented expenses
Production	909	1,002	106	3	21	27	1,036	1,032
Transportation, blending and feedstock	1,559	1,546	1	—	—	—	1,560	1,546
Depletion, depreciation and amortization	941	890	17	1	47	35	1,005	926
Asset retirement obligation accretion	58	59	16	11	2	2	76	72
Risk management loss (commodity derivatives)	3	20	—	—	—	—	3	20
Total segmented expenses	3,470	3,517	140	15	70	64	3,680	3,596
Segmented earnings (loss)	714	559	4	(12)	20	32	738	579
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (other)
Foreign exchange loss (gain)
(Gain) loss from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three months ended March 31, 2024

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment elimination and other		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs (2)	4,168	4,482	20	21	(17)	68	8,676	8,412
Natural gas	—	—	—	—	30	29	529	851
Other income and revenue (1)	1	19	214	250	—	3	217	285
Total segmented product sales	4,169	4,501	234	271	13	100	9,422	9,548
Less: royalties	(590)	(417)	—	—	—	—	(1,178)	(918)
Segmented revenue	3,579	4,084	234	271	13	100	8,244	8,630
Segmented expenses
Production	1,026	1,042	79	78	16	12	2,157	2,164
Transportation, blending and feedstock (2)	568	550	158	153	(2)	85	2,284	2,334
Depletion, depreciation and amortization	524	488	4	4	—	—	1,533	1,418
Asset retirement obligation accretion	21	20	—	—	—	—	97	92
Risk management loss (commodity derivatives)	—	—	—	—	—	—	3	20
Total segmented expenses	2,139	2,100	241	235	14	97	6,074	6,028
Segmented earnings (loss)	1,440	1,984	(7)	36	(1)	3	2,170	2,602
Non-segmented expenses
Administration							126	106
Share-based compensation							294	66
Interest and other financing expense							138	154
Risk management loss (other)							35	1
Foreign exchange loss (gain)							250	(14)
(Gain) loss from investments							(81)	1
Total non-segmented expenses							762	314
Earnings before taxes							1,408	2,288
Current income tax							401	459
Deferred income tax							20	30
Net earnings							987	1,799
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three months ended March 31, 2024

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2024			Mar 31, 2023
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$69	$(23)	$46	$28	$(10)	$18
	69	(23)	46	28	(10)	18
Property, plant and equipment
Exploration and Production
North America	632	(146)	486	856	(189)	667
North Sea	4	—	4	3	—	3
Offshore Africa	41	—	41	23	—	23
	677	(146)	531	882	(189)	693
Oil Sands Mining and Upgrading	353	(68)	285	336	(50)	286
Midstream and Refining	4	—	4	3	—	3
Head Office	10	—	10	8	—	8
	1,044	(214)	830	1,229	(239)	990
	$1,113	$(237)	$876	$1,257	$(249)	$1,008
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

Segmented Assets

	Mar 31 2024	Dec 31 2023
Exploration and Production
North America	$30,530	$30,058
North Sea	483	602
Offshore Africa	1,383	1,380
Other	111	32
Oil Sands Mining and Upgrading	42,327	42,865
Midstream and Refining	977	856
Head Office	169	162
	$75,980	$75,955

Canadian Natural Resources Limited	19	Three months ended March 31, 2024

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2024:
Interest coverage (times)
Net earnings (1)	16.0x
Adjusted funds flow (2)	28.1x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three months ended March 31, 2024